Exhibit 99.1

NASDAQ: BTBT One of the world's largest publicly - listed bitcoin mining companies May 27, 2021

Investor Notice and Safe Harbor Statement 2 Investing in Bit Digital, Inc.’s securities involves a high degree of risk. Before making an investment decision, you should carefully consider the risks, uncertainties and forward - looking statements described under “Risk Factors” in Item 3.D of our most recent Annual Report on Form 20 - F for the fiscal year ended December 31, 2020. If any material risk was to occur, our business, financial condition or results of operations would likely suffer. In that event, the value of our securities could decline and you could lose part or all of your investment. The risks and uncertainties we describe are not the only ones facing us. Additional risks not presently known to us or that we currently deem immaterial may also impair our business operations. In addition, our past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results in the future. Future changes in the network - wide mining difficulty rate or Bitcoin hash rate, as well as Chinese regulations regarding bitcoin mining, may also materially affect the future performance of Bit Digital’s production of bitcoin. Additionally, all discussions of financial metrics assume mining difficulty rates as of May 2021. See “Safe Harbor Statement” below. Safe Harbor Statement This presentation may contain certain “forward - looking statements” relating to the business of Bit Digital, Inc., and its subsidiary companies. All statements, other than statements of historical fact included herein are “forward - looking statements.” These forward - looking statements are often identified by the use of forward - looking terminology such as “believes,” “expects,” or similar expressions, involving known and unknown risks and uncertainties. Although the company believes that the expectations reflected in these forward - looking statements are reasonable, they do involve assumptions, risks and uncertainties, and these expectations may prove to be incorrect. Investors should not place undue reliance on these forward - looking statements, which speak only as of the date of this presentation. The company’s actual results could differ materially from those anticipated in these forward - looking statements as a result of a variety of factors, including those discussed in the company’s periodic reports that are filed with the Securities and Exchange Commission and available on its website at http://www.sec.gov. All forward - looking statements attributable to the company or persons acting on its behalf are expressly qualified in their entirety by these factors. Other than as required under the securities laws, the company does not assume a duty to update these forward - looking statements.

Bit Digital mines bitcoin, the earliest cryptocurrency to meet widespread success and institutional adoption “Bitcoin is a low - transaction fee, almost zero transmitting fee and nearly zero storage fee globally tradable asset.” - Report to the United States SEC by Bitwise, a cryptocurrency index fund provider Bitcoin is frequently described as “a speculative store of value, like gold.” - Jerome Powell, 16 th Chair of the Federal Reserve 3

Bit Digital is a sustainability - focused generator of digital assets with large - scale, global mining operations, representing a current maximum hash rate of 2,574 PH/S. Global Headquartered in New York, with operations and capabilities spanning two continents, our historical links to China’s bitcoin market provide us with strategic advantages. Sustainable We are committed to continually enhancing the sustainability of our operations and the broader bitcoin network, with the majority of our miners running on carbon - free power. Capital - Efficient We secure power through strategic partnerships with specialized hosting center operators, keeping infrastructure expenditure low and making efficient use of our capital. 4

Leading Global Mining Operations Hash Rate 2,574 PH/S Number of Miners 45,736 Bitcoins Mined to Date 1,934.89 BTC Bit Digital represents the largest currently - owned and operating fleet of any US - listed bitcoin miner, with an aggressive growth plan focused on increasing capacity month - on - month . Our currently owned mining fleet : 5

Susta i na b ility 6 We have a strategic focus on sustainability with the majority of our operations running on carbon - free energy sources, making us leaders in sustainability within the industry. We seek to continually increase our usage of clean energy, working towards 100% sustainable power.

Global Facilities and Energy Mix Ongoing focus on expanding use of renewables and other sustainable solutions United States ● Nebraska, Texas and Georgia ● Energy mix includes significant non - carbon sources ● Curtailment program offers grid the ability to curtail our energy use, to manage grid stability Canada ● Alberta Province ● Energy from repurposed waste gas that would otherwise be vented, from obsolete natural gas wells ● Cooler climate results in lower net energy consumption needs China ● Sichuan, Xinjiang and Yunnan Provinces ● Majority of power (on average) from renewable sources ● Hydroelectric power accessed through migrating miners on a seasonal basis 7

Hosting Partnerships Through strategic global partnerships with institutional - quality specialist hosting providers, our unique business model positions us for what we view as the most attractive use of our capital resources: digital assets. Photos taken at partner hosting site in Nebraska, USA 8

Bit Digital’s global mining operations represent an estimated 1.86% of the total bitcoin network 9

February 2020 April 2020 July 2020 Sept 2020 October 2020 Commenced bitcoin mining operations. Launched 6,004 MicroBT M21S miners with total hash rate of 310 Ph/s. Launched additional 16,865 miners including 800 Innosilicon T3, 256 Bitmain T17+, 2,200 MicroBT M10, 2,696 MicroBT M20S, and 10,813 MicroBT M21S miners. Total hash rate reached 1,250 Ph/s. Launched additional 100 MicroBT M21S miners in the US. Commenced partnerships with Compute North and Link Global Technologies. December 2020 Launched additional 17,996 miners, including 7,025 Antminer S17+, 9,110 Antminer T17, 195 Antminer S17E, 32 Antminer S17Pro, 105 Antminer S19Pro, 1,429 Whatsminer M20S, and 100 Whatsminer M31S miners. Total hash rate reached 2,253.5 Ph/s. Selected Milestones 10

February 2021 April 2021 May 2021 Expanded hosting partnerships with Compute North and Link Global Technologies, allowing us to deploy more miners in North America. Launched additional 4,871 mining units, including Bitmain S17+, Bitmain S17, and Bitmain S19Pro miners. Bit Digital’s total hash rate reached 2,574 Ph/s. Additionally, signed a new 40MW hosting agreement with Compute North, featuring a sustainable demand response program, allowing deployment of an additional 13,000 ASIC miners at Compute North facilities in the US, expanding our US footprint. Joined the Foundry USA Pool with 5,679 miners, adding up to 280 PH/s of computing power to the pool. Selected Milestones (Continued) 11

Bitcoins Mined per Quarter 7 2 .24 2.48 12 7 3 9. 5 1 6 9 5. 9 6 1013 .40 0 2 0 0 4 0 0 6 0 0 8 0 0 1 0 00 1 2 00 2020 Q1 2020 Q2 2020 Q2 2020 Q4 2021 Q1

Owned Miner Fleet Growth 6,004 13 6,004 6,004 22,869 22,869 22,869 22,869 22,869 40,865 40,865 40,865 40,965 43,606 5 , 0 0 0 - 1 0 , 000 2 0 , 000 1 5 , 000 2 5 , 000 4 0 , 000 3 5 , 000 3 0 , 000 4 5 , 000 5 0 , 000 A p r - 20 M ay - 20 Ju n - 2 0 Jul - 20 A u g - 20 S e p - 20 Oct - 20 N ov - 20 D ec - 20 Ja n - 2 1 Fe b - 2 1 M ar - 2 1 A p r - 21 Miners Owned

Hash Rate (Computing Power) Growth 310 310 310 14 1,250 1,250 1,250 1,250 1,250 2,253.5 2,253.5 2,253.5 2,264.5 2,423.15 - 5 00 1 , 0 0 0 1 , 5 0 0 2 , 0 0 0 2 , 5 0 0 3 , 0 0 0 A p r - 20 May - 20 Ju n - 2 0 Jul - 20 A u g - 20 S e p - 20 Oct - 20 Nov - 20 Dec - 20 Jan - 21 Fe b - 2 1 Ma r - 2 1 A p r - 21 Hash Rate (Ph/s)

Leadership Team: international expertise in finance, investment, technology and digital assets Bryan Bullett, Chief Executive Officer Mr. Bullett brings over 20 years of experience in investment banking, capital markets, financial services, financial technology and technology - related sectors. Since early 2020, Mr. Bullett has served as Managing Director for a boutique advisory firm focused on raising capital for strategies including FinTech and venture capital. Prior thereto, he served as Executive Vice President, US Head of Capital Markets for E&P Financial Group, a specialist funds manager with circa A$20 billion of assets under advice; among that firm’s strategies was one of the largest solar energy fund managers globally. Prior thereto, he was an investment banker at FBR & Co. (formerly Friedman, Billings, Ramsey); KBW; Bank of America Merrill Lynch; and Deutsche Bank Securities. Before his financial services career, Mr. Bullett was a cofounder or early employee of several technology - related companies, two of which were ultimately acquired, by Google and Viacom respectively. Mr. Bullett has been involved in blockchain, digital assets and FinTech - related projects in various capacities, including as an investor, including a decentralized finance platform that was acquired by a leading DeFi provider. Bullett also advised and originated one of the first security token projects for a Manhattan real estate asset. Mr. Bullett completed his BA at Brown University and his MBA at Columbia Business School, and holds Series 7 and Series 63 securities licenses. 15

Leadership Team (Continued) Brock Pierce, Advisory Board Member Brock Pierce is an entrepreneur, artist, venture capitalist, and philanthropist with an extensive track record of founding, advising and investing in disruptive businesses. He's credited with pioneering the market for digital assets and has raised more than $5B for companies he has founded. Pierce is Chairman of the Bitcoin Foundation and the co - founder of EOS Alliance, Block.one, Blockchain Capital, Tether, and Mastercoin (first ICO). Piece has been involved in Bitcoin mining since its genesis days, acquiring a significant portion of the first batch of Avalons and ran KNC's China operation, one of the world's first large scale mining operations. He was also a seed investor in BitFury through Blockchain Capital. He also established the largest Bitcoin mining operation in Washington State in the industry's early days. Pierce has lectured at some of the nation's most prestigious institutions, the Milken Institute Global Conference, International World Congress, and has been featured by the New York Times, Wall Street Journal and Fortune. Pierce was on the first - ever Forbes List for the "Richest People in Cryptocurrency" and was an Independent Party candidate for President of the United States in 2020. 16

Leadership Team (Continued) Erke “Eric” Huang, Chief Financial Officer Mr. Huang has served as Chief Financial Officer of the Company from October 2019. Prior thereto, he was a Co - Founder and advisor of Long Soar Technology Limited from August 2019 and Founder and CEO of Bitotem Investment Limited from May 2018. He was Investment Manager of Guojin Capital from June 2016 to May 2018 and Engineering Analyst of Crowncastle International from March 2013 to November 2014. Mr. Huang holds a Master’s degree in Civil & Environmental Engineering from Carnegie Mellon University and a Bachler’s degree in Environmental Engineering from Southwest Jiaotong University. Sam Tabar, Chief Strategy Officer In his role as Chief Strategy Officer, Sam Tabar will leverage his expertise in creating and executing highly specialized strategic initiatives. Mr. Tabar has a well - known 20 year track record in financial technology, financial services and law. Prior to joining Bit Digital, Mr. Tabar served as Co - Founder and Chief Strategy Officer of Fluidity, a FinTech company that built successful Blockchain products, including the popular decentralized exchange AirSwap, which was acquired by Ethereum software developer ConsenSys. Prior to this, he was a Partner at FullCycle Fund, a private equity firm investing in solutions to the climate crisis while generating attractive returns for investors. Prior thereto, he was Head of Capital Strategy for Bank of America Merrill Lynch, and previously of Sparx Group, where he helped build a global asset management business. He started his career as an attorney at Skadden, Arps, Slate, Meagher & Flom LLP. Mr. Tabar graduated from Columbia Law School and Oxford University. He remains a member of the New York State Bar Association. 17

Thank you.